Exhibit 99.1

HeadHunter Group PLC Announces Results of 2023 Extraordinary General Meeting

MOSCOW, Russia, May 11, 2023 – HeadHunter Group PLC (‘HeadHunter’ or the ‘Company’) (Nasdaq: HHR, MOEX: HHRU) held its extraordinary general meeting on May 11, 2023. As reflected in the voting results below, the only agenda item proposed for consideration was approved by a majority of the votes cast by shareholders of the Company personally present or represented by proxy at the meeting.

1.	APPROVAL OF THE BUYBACK PROGRAM:

Votes for	Votes Against	Abstained
31,978,490	2,700	3,311

Contacts:

Investor Inquiries
Telman Shagants
E-mail:  investor@hh.ru

Media Inquiries
Alexander Dzhabarov
E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.